UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

46 A, Avenue JF Kennedy

1855 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Audited Separate Financial Statements of Auna S.A. as of and for the year ended December 31, 2023(1)

(1) These financial statements constitute the separate, unconsolidated financial position of Auna S.A., prepared in accordance with the IFRS Accounting Standards as adopted by the European Union (IFRS EU). We have not identified differences between the IFRS approved by the IASB and IFRS EU. These financial statements were approved by the Board of Directors of Auna S.A. on July 1, 2024. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: July 2, 2024